

December 21, 2010

Maxine Clark
Chairman of the Board and Chief Executive Bear
Build-A-Bear Workshop, Inc.
1954 Innerbelt Business Center Drive
St. Louis, MO 63114

>   **Re: Build-A-Bear Workshop, Inc.**
>   **Form 10-K for the Fiscal Year Ended January 2, 2010**
>   **Filed March 18, 2010**
>   **File No. 001-32320**

Dear Ms. Clark:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 4

1. Please disclose the extent to which your business is seasonal, as required by Item 101(c)(1)(v) of Regulation S-K. In this regard, we note that you offer a number of seasonal and event-based retail locations.

2. We note the list of your competitors on page nine. Please disclose your competitive position within each industry and any methods by which you will compete. Refer to Item 101(c)(1)(x) of Regulation S-K.

Part II, page 20

Item 9A. Controls and Procedures, page 39

3. We note your disclosure indicates that your control system "can provide only reasonable, not absolute, assurance that the objectives of the control system are

met…" Please revise your disclosure to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Lisa Kohl, Attorney Advisor, at (202) 551-3252, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director